INVEST IN **INVESTII**

Modern Mobile App for Community Banks and Credit Unions



investii.com   Milwaukee WI


LEAD INVESTOR

Gian Perrone   VP of Engineering, Nav.
Former Engineering Lead, Square
Banking.

I've been incredibly impressed by the
Investii team and the strong results
they've produced with very limited
resources. My investment thesis in
Investii is simple: great founders with a
strong, testable point of view. Beyond
the strength of the team, the product
is beautiful. Try it yourself! The
experience is compelling and the
avenues to grow into adjacent markets
(e.g., ETFs) and for deeper automation
are obvious from the outset. I believe
the Investii team is the right one to
deliver on this promise.

Invested $1,000 this round & $5,000
previously

Highlights

1. 📈 Consumer app launched and grown to 500+ users on less than $125k of burn

2. 💸 Allows money movement to any checking, savings, investment brokerage, and retirement account

3. 🏦 In discussions with multiple local banks and credit unions about licensing Investii's app account

3. 🏦 In discussions with multiple local banks and credit unions about licensing Investii's app

4. ✅ Developed a proprietary algorithm assessing credit risk through savings behaviors and cash flow

5. 🏆 gener8tor portfolio company - raised $280k from execs at Square, The Boring Company, & BMO Harris

6. 🚀 Demoing at Finovate, semi-finalists in Pepperdine's Most Fundable Companies (top 100 out of 4k+)

Our Team



Nishant Deshpande   CEO

6 years of banking/investments experience including building risk models Grew a nonprofit's $2.5M investment portfolio to $5M in 3 years Saved 65% of his professional earnings allowing him to self-finance Investii's MVP

> The credit system can be improved by evaluating individuals' risk the same way as corporations'. Credit scores revolve around debt history but do not consider savings habits or cash flow. Focusing solely on debt, de-incentivizes saving and perpetuates inequities. We want to provide lenders with smarter data to create a fairer financial system.



Bryan Stave   Chief Growth Officer

Managed end-to-end software implementations across 20+ healthcare systems Dynamic public speaker having led Investii to wins in competitive pitch competitions Held customer discovery sessions at 40+ universities prior to launching the app



Micah DeRusha   CTO

Designed and built Investii's back end architecture and security modeled after Epic protocols Capitol One Software Engineering Summit finalist Graduated in 3 years from UW-Madison with a double major in computer science and engineering



Tyler Trebitowski   Director of Engineering

Responsible for much of Investii's mobile app front end and predictive AI Developed custom charting library allowing Investii to create unique data visualization Tyler's too humble to say this...but he's a true 10Xer

Pitch

Problem

Smaller banks and credit unions can not offer competitive **mobile banking**

Poor **UI/UX**

Limited **features**

Just **looks old...**



Regional banks and credit unions are losing millions of customers annually. 90% of Americans manage their finances digitally and expect their bank to provide an engaging mobile experience. For smaller institutions with limited tech budgets and expertise, it's impossible for them to offer a mobile app capable of competing with mega banks or online-only neo-banks. These institutions have aging customers, and because of tech deficiencies, are struggling to attract younger ones.

Solution

White-Labeled
Mobile Experience

Modern Design
Financial Guidance
Spending Analysis
Seamless Investing



Investii's world-class mobile experience lets community banks fight back against big-budget tech. Our team has already built a phenomenal consumer app which our partners can license, customize, and brand as their own. Our value proposition to banks is simple...do what you do best (banking and customer service) and we'll handle the front-end tech.

We've partnered with a robo-advisor allowing local banks to become super-brokers. Our partners can build deeper relationships with their customers by not only storing their money and providing loans, but actively helping them build wealth through investing.

Better Data

Actionable insights to make better decisions



Ultimately, success in banking comes down to smart lending decisions. Investii provides our partners with unique insights on how well their customers save and live within their means. Metrics like the Safety Net (how long a customer can go without another paycheck) or personal savings rate (percentage of a customer's income not spent), give lenders a more complete view of a potential borrowers' ability to repay debt than their credit score alone. Alternative lending is a pathway for smaller lenders to differentiate themselves and remain competitive, and the data Investii calculates helps them make informed decisions.

Strong Savers = Good Borrowers



Borrowers: Healthy Path to Credit

Lenders: Smarter Risk Evaluation

This alternative credit data all builds toward our long-term mission...proving that strong savers make good borrowers. The credit score is no longer the only option in lending. The data Investii captures empowers borrowers to prove they're trustworthy through healthy financial choices, not just debt, and presents lenders with a more complete risk profile. We've created a lender-agnostic score, called the Investii Savings Score, which we plan to bring to the lending market as a complement to the credit score in future years.

B2B Revenue Model

White-Label App



Paid by

**Banks
Credit Unions**

$2-4 monthly fee per customer

AUM Fees



Paid by

**Customers using
robo-advisor**

0.5% fee on assets managed

Our revenue model is simple. For banks and credit unions, we charge a $2-4 monthly fee per customer. For smaller institutions, this correlates to a $50k+

monthly revenue stream with larger organizations easily reaching $500k+/mo. We are also building the infrastructure for "micro-servicing", or allowing our partners to license certain functionality within our app to plug in to their existing solution.

For our partners who implement the robo-advisor, we charge their customers a 0.5% assets under management fee with a portion of the revenue being returned to the bank or credit union.


Massive, Growing Market
TAM
$332.5 Billion
20% annual growth rate
Initial
$5 Billion
90%
of Americans manage finances digitally
148 Million
Accounts with community banks and credit unions

$5B Initial Source (Credit Unions)

$5B Initial Source (Community Banks)

$333B TAM Source

We are targeting a large, growing market which is ripe for disruption. The 148M accounts with community banks and credit unions represent a $5B initial market. Nearly all of these institutions use the generic mobile front-end provided by their core banking provider (typically Fiserv or FIS) and are hungry to differentiate themselves through a more engaging, functional app. The competitors in this space, Alchemy and NCR D3, tend to focus on large institutions with a heavy presence in business banking. Investii targets smaller partners with under $5B in assets who want to grow their consumer business. As a whole, the financial technology market is a $332.5B behemoth with projected annual growth of 20% over the next five years.


B2C Revenue Model
Lifetime Subscriptions
Paid by
Users
Higher Ed
Employers
Impact Partners
Referrals
Paid by
Financial Institutions
AUM Fees
Paid by
Customers using robo-advisor
One-Time Revenue
Recurring Revenue

White-labeling our app is an exciting opportunity, but we came to it by building consumer-first. Investii is live on IOS and Android and has begun generating revenue through referral fees with our early partners, Chime and Acorns. Users are currently on an extended free trial, but we'll be using a freemium model with lifetime subscriptions charged to users or third-parties. We're working with our first employer and university partners and expect those contracts to be completed this fall. The robo-advisor implementation is nearly finished, so we'll soon begin generating AUM fees.

B2C growth will be secondary to B2B, and we expect to grow the consumer base largely through partnerships as opposed to paid marketing. The consumer app is already built, and expanding that product is not a current priority. We've acquired over 500 users and have been growing organically at 5-7% per week. Dollars moved to savings vehicles has topped $60k with that total growing by the day! Without Investii, those dollars that may not have been saved/invested and it's extremely rewarding seeing people using our app to create wealth.


Get Paid To Save
www.INVESTii.com



To build the best product possible, we went directly to the target users, and these are the same customers banks and credit unions are trying to attract. Bryan spoke at 40+ universities across the country to share Investii's vision and gather insights from our target demographic. Because we built everything with the consumer in mind, we are in discussions about piloting our app with several financial institutions.

Check out a demo of our consumer app. There is still work needed to make it a market-ready solution, but given how quickly our team builds, this could be your bank's mobile experience in the near future.


Investii Demo (Consumer App)
Watch later
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Watch on YouTube

Meet The Team


Nishant Deshpande, CEO
BMO Capital Markets
Bryan Stave, CGO
Epic
Micah DeRusha, CTO
Epic
Tyler Trebitowski, Director of Engineering
Dean

This is company is being built by and for the next generation of consumers. Nishant began his career in banking building risk assessment models, and Bryan has managed Epic EMR implementations across 20+ organizations.

Our CTO, Micah, is also ex-Epic and designed our back-end architecture and security protocols. While our Director of Engineering, Tyler, is responsible for much of our mobile front end and predictive AI. Our team's experience in banking and healthcare make us the perfect group to navigate the complex security and regulatory landscape.

We're raising our seed round to expand the engineering team and white-label our app. We run extremely lean, doing all of our development internally, and previously raised a $180k pre-seed round to build the consumer product. Our current investors include a nationally-ranked accelerator (gener8tor) and executives from Square, Zywave, The Boring Company, BMO Harris, Rinse, and Harley.


Thank You!
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www.investii.com